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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14045895

SEC Mail Processing Section
FEB 25 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67988

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Telsey Advisory Group LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Fifth Avenue, 12th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Sonja Espinal — 212-584-4628 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

1350 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 3/18/14

OATH OR AFFIRMATION

I, Leigh Ekstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Telsey Adivsory Group, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VALENTINO VASI
NOTARY PUBLIC-STATE OF NEW YORK
No. 02VA6258443
Qualified in Westchester County
My Commission Expires March 26, 2016

Notary Public

Signature

Vice Chairman
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TELSEY ADVISORY GROUP LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

TELSEY ADVISORY GROUP LLC

CONTENTS

Independent Auditors' Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3 – 9

Rothstein Kass
Powered by Trust™

1350 Avenue of the Americas
New York, NY 10019
212.997.0500
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To Telsey Advisory Group LLC

We have audited the accompanying statement of financial condition of Telsey Advisory Group LLC (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Telsey Advisory Group LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

New York, New York
February 18, 2014

TELSEY ADVISORY GROUP LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS		
Cash	$	6,290,852
Cash segregated in compliance with federal regulations		1,966,749
Accounts receivable		1,299,215
Receivable from clearing broker, including clearing deposit of $250,000		1,366,832
Securities pledged under subordinated loan agreement		3,000,000
Security deposits and other assets		1,037,071
Property and equipment, net		346,441
	$	15,307,160
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	4,697,178
Soft dollar payables		1,604,020
Deferred revenue		78,275
Due to related party		19,065
Total liabilities		6,398,538
Liabilities subordinated to claims of general creditors		3,000,000
Members' equity		5,908,622
	$	15,307,160

See accompanying notes to financial statement.

TELSEY ADVISORY GROUP LLC

NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies

Nature of Business

Telsey Advisory Group LLC (the "Company") is a Limited Liability Company organized under the laws of the state of Delaware on May 28, 2008. The Company's operations consist primarily of generating and distributing financial equity research to institutions, providing investment banking services and institutional trading.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company became a registered broker-dealer in March 2009.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 18, 2014. Subsequent events have been evaluated through this date.

Concentrations of Credit Risk

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

Accounts Receivable and Allowance for Doubtful Accounts

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a regular basis, the Company evaluates its accounts receivable and will establish an allowance for doubtful accounts, if necessary, based on the history of collections and current credit conditions. No allowance for doubtful accounts is deemed necessary at December 31, 2013.

Revenue Recognition

The Company recognizes research revenue based on the services provided and information obtained from its clients. Any differences between the actual revenue received in a subsequent period and the revenue recorded at the end of the prior period are recorded as an adjustment to revenue in the subsequent period. Cash collected in advance of the services provided is recorded as deferred revenue.

The Company recognizes commission revenue and expenses on a trade-date basis.

1. Nature of business and summary of significant accounting policies (continued)

Receivables from Clearing Brokers

The Company has a clearing agreement with Broadcort, a division of Merrill Lynch (the "Clearing Broker"). The Clearing Broker clears the Company's security transactions and the Company is required to maintain certain deposits with the Clearing Broker.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided for utilizing the straight-line method over the estimated useful lives of the related assets as follows:

Asset	Estimated Useful Lives
Computer and office equipment	3 - 5 years
Furniture and fixtures	7 years
Website development	3 years
Leasehold improvements	Term of Lease

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Soft Dollar Payables

The Company ensures that all payments made on behalf of customers qualify for the safe harbor of Section 28(e) of the Securities Exchange Act of 1934 and that customers have appropriately disclosed and received approval from their investors to pay for services outside of the Section 28(e) safe harbor.

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes, accordingly, there is no provision for federal and state income taxes as the net income or loss of the Company is included in the income tax returns of the individual members. The Company is subject to New York City Unincorporated Business Tax.

The Company follows an asset and liability approach to financial accounting and reporting for New York City Unincorporated Business Tax. Deferred income tax assets and liabilities are computed for the difference between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition at December 31, 2013. The Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. The Company's income tax returns are subject to examinations by major taxing authorities for years prior to 2010. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Equity-Based Compensation

The Company complies with GAAP, which establishes standards for accounting for transactions in which an entity exchanges equity-based awards for goods and services. GAAP requires an entity to measure the cost of employee services received in exchange for equity-based awards on the grant date fair value of the awards. The grant date fair value of employee equity interests and similar instruments will be estimated using a third party valuation.

If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. GAAP requires all equity-based awards granted to employees to be recognized as compensation expense over the service period (generally the vesting period) in the financial statements based on their fair values. GAAP requires an estimate of future forfeitures which has an impact on equity-based compensation expense.

Since the Company's membership interests are not publicly traded and it is therefore difficult to estimate the volatility of the Company's membership interest, the volatility estimate used in calculating the fair value of the membership interests has been determined based on a review of the volatility of companies considered by a third party valuation company and management to be comparable to the Company. GAAP requires the Company to measure the membership interests based on an appropriate industry sector index, instead of the expected volatility of its membership interests. The third party valuation company utilized this comparable company analysis because management believes that the average volatility is a reasonable benchmark to use in estimating the expected volatility of the Company's membership interests.

2. Property and equipment

Property and equipment consist of the following at December 31, 2013:

Computer and office equipment	$ 284,160
Furniture and fixtures	33,125
Website development	161,531
Leasehold improvements	147,154
	625,970
Less accumulated depreciation and amortization	279,529
	$ 346,441

Depreciation and amortization expense amounted to approximately $138,000 for the year ended December 31, 2013.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital was approximately $6,226,000 which was approximately $5,799,000 in excess of its computed minimum net capital requirement of approximately $427,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Soft dollar payables

The Company has soft dollar arrangements with certain clients within the provisions of Rule 28(e) which establishes a safe harbor for money managers, which allows them to purchase research and brokerage services for clients using soft dollars. Certain clients are not required to follow Rule 28(e), and these expenses are paid on their behalf by the Company, as directed and approved by them.

The Company has a restricted cash account segregated on the statement of financial condition in accordance with SEC Rule 15c3-3(k)(2)(i) of approximately $1,967,000, related to proceeds from soft dollar transactions. The Company disburses this cash to third parties on behalf of its customers following Rule 28(e) requirements and on behalf of customers paying for services outside of 28(e), if the Company is satisfied that customers have appropriately disclosed and received approval from their investors to pay for services outside of the Section 28(e) safe harbor.

6. Related party transactions

Pursuant to an expense sharing agreement, as effectively modified in 2011, (the "Agreement") with Telsey Holdings LLC (the "Parent"), the Company recognizes certain expenses based on the terms and conditions per the Agreement. Rent expense to a related party amounted to approximately $410,000 for the year ended December 31, 2013. The amount due to the Parent was approximately $19,000 at December 31, 2013.

7. Commitments

Operating Lease

The Company entered into operating leases which expire through September 2018, and are subject to escalations for increases in real estate taxes and other operating costs.

Future minimum annual rental payments are as follows:

Year Ending December 31,

2014	$ 685,000
2015	698,000
2016	713,000
2017	234,000
2018	56,000
	$2,386,000

Rent expense amounted to approximately $750,000 for the year ended December 31, 2013.

Letter of Credit

The Company's bank issued an irrevocable standby letter of credit in the form of a certificate of deposit ("CD") for approximately $365,000 in connection with its payroll service provider agreement. The CD is included in security deposits and other assets on the accompanying statement of financial condition.

The Company has an irrevocable standby letter of credit in the form of a CD of approximately $244,000, in connection with an office lease. The CD is included in security deposits and other assets on the accompanying statement of financial condition.

Bonus Payment

Pursuant to a services agreement, the Company is subject to a future bonus payment in the amount of approximately $133,000, to one of its Members, contingent upon the Member's continued employment, for the year ending December 31, 2014.

8. Equity-based compensation

The Company accounts for membership interests granted to employees in accordance with GAAP. GAAP requires a nonpublic entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of those instruments.

During 2013, the Parent did not authorize the issuance of any of its membership interests ("Granted Members Interests") to the Company.

The following table summarizes the Granted Membership Interest activity, at the time of grant, for the year ended December 31, 2013:

Grant Date	Number of Grantees	Vesting Condition	Vested Membership Percentage	Forfeited Membership Percentage
June 15, 2010	19	4 years	100%	26%
November 2, 2011	19	4 years	67%	26%
July 11, 2012	23	4 years	33%	26%

The following table summarizes the fair value of the Granted Membership Interests for the year ended December 31, 2013, and the compensation costs recognized, as well as the remaining amount of compensation costs to be recognized in future years:

Grant Date	Number of Grantees	Fair Value of the Aggregate Membership Interest	Compensation Cost Recognized in 2013	Compensation Cost to be Recognized in Future Years	Recognition Period for Remaining Compensation Cost
June 15, 2010	19	$ 110,000	$ 13,000	$ -	
November 2, 2011	19	$ 100,000	$ 24,000	$ 33,000	1
July 11, 2012	23	$ 59,000	$ 15,000	$ 39,000	2

9. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company did not make contributions to the Plan for the year ended December 31, 2013.

10. Liabilities subordinated to claims of general creditors

The Company had a $3,000,000 subordinated loan agreement at December 31, 2013, which was in accordance with agreements approved by FINRA. The subordinated loan agreement matures October 31, 2016 and bears interest at 6% per annum.